| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-29452 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Abraham Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3724 47th Street Ct
(No. and Street)

| Gig Harbor | WA | 98335 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Kye Abraham | 253-851-7486 | abeco@abrahamco.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mokuolu, Victor CPA PLLC
(Name – if individual, state last, first, and middle name)

| 1725 Nichole Woods Drive | Houston | TX | 77047 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| | 6771 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Kye Abraham, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Abraham Securities Corporation, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

NANETTE K ABRAHAM 39695 NOTARY PUBLIC COMMISSION EXPIRES 02-14-24 STATE OF WASHINGTON

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**ABRAHAM & CO., INC. AND SUBSIDIARY**

**CONSOLIDATED FINANCIAL STATEMENTS**

**December 31, 2021**

# C O N T E N T S



# Victor Mokuolu, CPA PLLC
## Accounting | Advisory | Assurance & Audit | Tax

**Report of Independent, Registered Public Accounting Firm**

To: Shareholder,
Abraham & Co., Inc., and its wholly owned subsidiary Abraham Securities Corporation ("ASC")

**Report on the Audit of the Financial Statements**

### Opinion

We have audited the financial statements of Abraham & Co., Inc., and its wholly owned subsidiary Abraham Securities Corporation (collectively "the Company"), which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Abraham & Co., Inc., and its wholly owned subsidiary Abraham Securities Corporation as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The Schedule I below has been subject to audit procedures performed in conjunction with the audit of Abraham & Co., Inc., and its wholly owned subsidiary Abraham Securities Corporation financial statements. The supplemental information is the responsibility of Abraham & Co., Inc., and its wholly owned subsidiary Abraham Securities Corporation's management. Our audit procedures included determining whether the Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule I. In forming our opinion on the Schedule I, we evaluated whether the Schedule I, including its form and content, is presented in conformity with C.F.R. 240.17a-5, or other criteria. In our opinion, material modifications were required for management's statements in Schedule I to be fairly stated, in all


material respects, in relation to the financial statements as a whole. The modifications are detailed in Note 3. Our opinion is not modified with respect to this matter.

**/s/ Victor Mokuolu, CPA PLLC**

The year 2021 is our first year as auditor for Abraham & Co., Inc., and its wholly owned subsidiary Abraham Securities Corporation.

Houston, Texas,

April 22, 2022

## ABRAHAM & CO., INC. AND SUBSIDIARY
Consolidated Statement of Financial Condition

| | | December 31, 2021 |
|---|---|---:|
| <u>ASSETS</u> | | |
| **Current Assets** | | |
| Cash | $ | 63,963 |
| Cash on deposit with clearing firm & custodian | | 69,390 |
| Advisory fees receivable from custodian & advisors | | 64,780 |
| Prepaid expenses | | 1,342 |
| Marketable securities at fair value | | 255 |
| Investment in affiliate company at fair value | | 26 |
| Receivable from others | | 735 |
| Total Current Assets | | 200,491 |
| | | |
| Equipment, trademark and software at cost, net of accumulated depreciation of $10,580 | | 2,393 |
| | | |
| TOTAL ASSETS | $ | 202,884 |
| | | |
| <u>LIABILITIES AND STOCKHOLDER'S EQUITY</u> | | |
| **Current Liabilities** | | |
| Accounts payable, accrued expenses, and other liabilities | $ | 69,623 |
| Advisory fees payable to clients | | 58,643 |
| Income tax payable | | 3,124 |
| Total Current Liabilities | | 131,391 |
| | | |
| **Long-Term Liabilities** | | |
| Note payable | | 11,779 |
| | | |
| Total Liabilities | | 143,170 |
| | | |
| **STOCKHOLDER'S EQUITY** | | |
| | | |
| Common stock, $1.00 par value, authorized 20,000 shares, issued 12,800 shares | | 12,800 |
| Additional paid-in capital | | 243,413 |
| Accumulated deficit | | (196,499) |
| Total Stockholder's Equity | | 59,714 |
| | | |
| TOTAL LIABILITIES AND STOCKHOLDERS'S EQUITY | $ | 202,884 |

The accompanying notes are an integral part of these consolidated financial statements.

**ABRAHAM & CO., INC. AND SUBSIDIARY**
Consolidated Statement of Operations

| | For the Year Ended December 31, 2021 |
|---|---:|
| REVENUES | |
| Advisory fees & commissions | $ 191,540 |
| Unrealized gain on marketable securities | 227 |
| Platform fee expense reimburse | 34,464 |
| Total Revenue | 226,231 |
| OPERATING EXPENSES | |
| General and administrative expense | 40,679 |
| Compensation expense | 155,519 |
| Reimbursements | 1,747 |
| Estate planning expenses | 1,100 |
| Depreciation | 1,243 |
| Unrealized loss on marketable securities and investment in affiliate | 12,972 |
| Platform fees and expense | 33,617 |
| Total Operating Expenses | 246,877 |
| INCOME BEFORE OTHER EXPENSES AND INCOME TAX EXPENSE | (20,647) |
| OTHER INCOME (EXPENSE) | |
| Gain on sale of subsidiary | 20,000 |
| Interest expense | (2,727) |
| Debt forgiveness PPP loan | 8,221 |
| Total Other Income (Expense) | 25,494 |
| GAIN (LOSS) BEFORE INCOME TAXES | 4,848 |
| INCOME TAX EXPENSE | 3,124 |
| NET INCOME | $ 1,724 |
| BASIC AND DILUTED INCOME PER SHARE | $ 0.13 |
| WEIGHTED AVERAGE SHARES OUTSTANDING | 12,800 |

The accompanying notes are an integral part of these consolidated financial statements.

## ABRAHAM & CO., INC. AND SUBSIDIARY
### Consolidated Statement of Changes in Stockholder's Equity
### For the Year Ended December 31, 2021

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
| | Shares | Amount | | | |
|---|---|---|---|---|---|
| Balance at December 31, 2020 | 12,800 | $ 12,800 | $ 243,413 | $ (206,572) | $ 49,641 |
| Changes to capital | | | 8,349 | | 8,349 |
| Provision for income taxes | | | (3,124) | | (3,124) |
| Net loss for year ended December 31, 2021 | - | - | - | 4,848 | 4,848 |
| Balance at December 31, 2021 | 12,800 | $ 12,800 | $ 243,413 | $ (201,724) | $ 59,714 |

The accompanying notes are an integral part of these consolidated financial statements.

# ABRAHAM & CO., INC. AND SUBSIDIARY
Consolidated Statement of Cash Flows

|  | For the year ended December 31, 2021 |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Gain (loss) before taxes | $ 4,848 |
| Depreciation expense | 1,243 |
| Adjustments to reconcile net loss to net cash used by operating activities: | |
| Unrealized loss on investment in affiliate company | 12,972 |
| Unrealized gain on marketable securities | (227) |
| **Changes in operating assets and liabilities:** | |
| Increase in prepaid expenses | (572) |
| Increase in commissions and fees receivable | (118,841) |
| Increase in accounts and other payables | 103,632 |
| SBA Loan forgiveness | (8,221) |
| Adjustments to reconcile Net Income to Net Cash from Operations: | (11,257) |
| Net Cash Provided by Operating Activities | (5,166) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Cash paid for equipment | |
| Net Cash Used in Investing Activities: | 0 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Changes to capital | 8,349 |
| Net Cash Provided in Financing Activities | 8,349 |
| NET INCREASE IN CASH | 3,184 |
| CASH, BEGINNING OF YEAR | $ 60,779 |
| CASH, END OF YEAR | 63,963 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:** | |
| **CASH PAID FOR:** | |
| Interest | $ 2,727 |
| Provision Income taxes | 3,124 |

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 -  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The consolidated financial statements presented are those of Abraham & Co., Inc., a Washington corporation, and its wholly owned subsidiary Abraham Securities Corporation ("ASC"), a Washington corporation, (collectively, the "Company").

Abraham & Co., Inc. is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934 and with the State of Washington as a Registered Investment Advisor. The Company engages almost exclusively in fee-based investment advisory to the Company's retail clientele and to a much lesser degree, the general retail securities business. The Company's source of clients is through its Registered Investment Advisor Representatives who maintain an independent contractor relationship with the Company. The Company's sole employee, and Chief Compliance Officer, Kye Abraham is also the Company's sole stockholder and Chief Executive Officer. The Company's main office is located in Gig Harbor, Washington.

Effective April 15, 2019 Abraham & Co., Inc. separated it's FINRA registration from Abraham Securities Corporation ("ASC"). Henceforth, Abraham & Co., Inc. will continue it registration with the states and CRD as a Registered Investment Adviser, and Abraham Securities Corporation ("ASC") as separately registered Broker Dealer with FINRA, SEC and SiPC.

All securities transactions are cleared through another broker/dealer on a fully disclosed basis. All advisory business (fee-based) is conducted through, and client assets held by, a separate custodian which is also a broker/dealer. The Company does not receive or hold funds of private placement subscribers or securities of issuers, and does not hold client/customer funds or securities.

Revenue Recognition

The Company generates revenue mainly from advisory fees generated from advisory fees billed to clients through its custodian for account management and commissions received from insurance companies for the sale of certain insurance products and estate planning fees. These fees are reflected in these financial statements on a trade/transaction date basis.

The Company records revenue in accordance with Financial Accounting Standards Board Accounting Series Update No. 2014-09, *Revenue from Contracts with Customers: Topic 606* ("ASU 2014-09"), to supersede nearly all existing revenue recognition guidance, requiring an entity to recognize revenue to reflect the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for that good or service. The guidance was effective for the Company January 1, 2020, when the Company adopted ASU 2014-09 using the cumulative effect approach, with no material impact on the Company's measurement or recognition of revenue.

Securities Transactions

The Company has classified all marketable securities as trading account investments. As such, all securities are carried at fair market value. Gains or losses are determined using a first-in-first-out valuation methodology.

In accordance with ASC 321, during the year ended December 31, 2021, the Company recorded an unrealized gain of $227 on its marketable securities and an unrealized loss of $12,972 on its investment in an affiliate company.

Fair Value Financial Instruments

Accounting Series Codification 820, *Fair Value Measurements* (ASC 820) and ASC 825, *Financial Instruments* (ASC 825)*,* requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

*Level 1 -* Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

*Level 2 -* Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

*Level 3 -* Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments consist principally of cash, short-term receivables, marketable securities, accounts payable and accrued liabilities. Pursuant to ASC 820 and 825, the fair value of cash and trading marketable securities are determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

The following table sets forth by level with the fair value hierarchy the Company's financial assets and liabilities measured at fair value on December 31, 2021

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets | | | | |
| Marketable Securities | $ 255 | $ - | $ - | $ 255 |
| Investment in affiliate company | $ 26 | $ - | $ - | $ 26 |

Recently Issued Accounting Pronouncements

The Company does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on our accompanying financial statements.

Federal Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax assets are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The provision (benefit) for income taxes for the year ended December 31, 2021 consists of the following:

| Federal: | |
|---|---|
| Current | $ 3,124 |
| Deferred | - |
| | $ 3,124 |

The net deferred tax assets consist of the following components at December 31, 2021:

| Net operating loss carryforward | $ 5,232 |
|---|---|
| Depreciation | 1,243 |
| Net deferred tax asset | $ 6,475 |

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rates of 21% to pretax income from continuing operations for the year ended December 31, 2021 due to the following:

| Book gain | 4,848 |
|---|---|
| Unrealized loss on marketable securities | 12,972 |
| Depreciation | 1,243 |
| Meals and entertainment | 1,044 |
| Utilization of net operating loss | (5,232) |
| Income on tax basis | $ 14,875 |
| | |
| Provision for federal income tax | $ 3,124 |

Cash and Cash Equivalents

The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Concentration of credit risk

The Company maintains cash balances at financial institutions whose accounts are insured by the Securities Investor Protection Corporation ("SiPC") and in certain cases the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may, at times, exceed statutory limits. The Company has not experienced any losses in such accounts, and management considers this to be a normal business risk. The Company received approximately 90% of its revenue from one customer.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of between three and seven years.

Receivable from Clearing Organization, Net

Amounts receivable from the Company's clearing organization consist of the net amounts receivable for commissions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - BASIC INCOME PER SHARE

Basic income per share of common stock was computed by dividing the net income by the weighted average number of common shares outstanding for the year. Diluted income per share is not presented because the Company has not issued any potentially dilutive common shares. The weighted average number of common shares outstanding for the year ended December 31, 2021, was 12,800.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $46,936 which was $41,936 in excess of its required net capital of $5,000.

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2021 is materially different from the net capital computation contained in the Company's unaudited FOCUS Report IIA for the period ending December 31, 2021. Consequently, the reconciliation is detailed below:

| ACCOUNT DESCRIPTION | AUDITED FINANCIALS | FORM X-17A-5, PART II-A | CHANGE |
|---|---|---|---|
| Cash | 63,963 | 63,963 | 0 |
| Cash on deposit with clearing firm & custodian | 69,390 | 10,747 | 58,643 |
| Advisory fees receivable from custodian & advisors | 64,780 | 16,364 | 48,416 |
| Reconciling differences from the audit | 4,751 | 4,655 | 96 |
| TOTAL ASSETS | 202,884 | 95,729 | 107,155 |
| | | | |
| Accounts payable, accrued expenses, and other liabilities | 69,623 | 4,012 | 65,611 |
| Advisory fees payable from custodian & advisors | 58,643 | 0 | 58,643 |
| Federal Income Tax Payable | 3,124 | 0 | 3,124 |
| Note payable | 11,779 | 20,000 | (8,221) |
| TOTAL LIABILITIES | 143,170 | 24,012 | 119,158 |
| | | | |
| **NET CHANGE** | **59,714** | **71,717** | **(12,003)** |

The changes and modifications are based on the following:

- the presentation on this report in gross amounts, the Advisory fees receivable from custodian & advisors, and Advisory fees payable from custodian & advisors compared to a presentation of a net balance of the Advisory fees payables and receivables within the Form X-17A-5 Part II-a (Focus Report).
- recognition of changes in amounts payable by the Company and other reconciling differences.

NOTE 4 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by sending all funds and securities to the correspondent broker/dealer or the custodian who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

NOTE 5 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2021, the Company paid its president $155,519 in salary, benefits, and reimbursements and has accrued $25,000 in wages payable to its president at December 31, 2021.

NOTE 6 - NOTES PAYABLE

In April 2020, the Company received loan proceeds of $20,000 under the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") and Paycheck Protection Program ("PPP") administered by the Small Business Administration ("SBA"). The

PPP, established as part of the CARES Act, provides for loans to qualifying businesses to be used for eligible purposes, including payroll, benefits, rent and utilities. The PPP loan is to be repaid over two years at an annual interest rate of 1%, with a deferral of payments for the first six months. The PPP loan is eligible for forgiveness if utilized in accordance with the above requirements, subject to limitations. During 2021 the Company was notified by the SBA that $8,221 of the original balance would be forgiven. The balance of the PPP loan is $11,779 as of December 31, 2021.

NOTE 7 -  RISK AND UNCERTAINTIES

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19) as a global pandemic on March 11, 2020. COVID-19 continues to impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be adversely affected.

NOTE 8 -  COMMITMENTS AND CONTINGENCIES

The Company currently has no commitments and constancies.

NOTE 9 -  SALE OF SUBSIDIARY

During May 2021, the Company entered into a Purchase Agreement ("PA") to sell ASC to a third party. The PA called for the payment of $75,000, including a $20,000 non-refundable deposit, with the remainder due upon closing of the PA. The application to transfer ASC and its licenses to the new owner requires approval and is still pending with FINRA.

The Company recognized a net gain on sale of subsidiary of $20,000, for the year ended December 31, 2021.

NOTE 10 -  SUBSEQUENT EVENTS

Management performed an evaluation of Company activity through April 13, 2022 and has concluded that there are no further events requiring disclosure through the date these consolidated financial statements are issued.

**ABRAHAM & CO., INC. AND SUBSIDIARY**
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2021

**ABRAHAM & CO., INC. AND SUBSIDIARY**
Schedule I
Computation under Rule 15c3-3 of the
Securities and Exchange Commission

COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total stockholders' equity | $ | 59,714 |
| Non-allowable assets: | | |
|   Fixed assets net of accumulated depreciation | | (1,770) |
|   Prepaid assets | | (1,342) |
|   Unmarketable securities | | (18) |
| Other deductions pursuant to subparagraph (c)(2)(i) of Rule 15c3-1 | | (9,648) |
|     Net Capital | $ | 46,936 |

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2021 is materially different from the net capital computation contained in the Company's unaudited FOCUS Report IIA for the period ending December 31, 2021. Consequently, the reconciliation is detailed in Note 3.

**ABRAHAM & CO., INC. AND SUBSIDIARY**
Schedule II
Computations of Aggregate Indebtedness

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:
Accounts payable, accrued expenses, and other liabilities                                      $          143,170

    Aggregate Indebtedness                                                                                          $          143,170

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)            $              9,545

Minimum dollar net capital requirement of reporting broker or dealer                 $              5,000

Net capital requirement (greater of above two minimum requirement amounts) $              9,545

Net capital in excess of required minimum                                                               $            37,391

Ratio:  Aggregate indebtedness to net capital                                                                          305.03

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report                               $            67,316

    Depreciation, officer salary, and reimbursed expenses adjustment                              (17,380)

Net Capital Per Above                                                                                                 $            46,936

**ABRAHAM & CO., INC. AND SUBSIDIARY**
Schedule III
Exemptive Provision Under Rule 15c3-3
For the Year Ended December 31, 2021

If an Exemption from Rule 15c3-3 is claimed, identify below the Section upon which such exemption is based (check only one):

    A.  $2,500 Capital Category, As per rule 15c3-1                 _____

    B.  Special Account for the exclusive benefit of Customer's maintained   _____

    C.  All customer transactions cleared through another Broker-Dealer on a
        fully disclosed basis. Name of Clearing Firm Hilltop Securities, Inc.       X_____

    D.  Exempted by order of the Commission                  _____



# Victor Mokuolu, CPA PLLC
## Accounting | Advisory | Assurance & Audit | Tax

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To: Shareholder
Abraham Securities Corporation

We have reviewed management's statements, included in the accompanying Abraham & Co., Inc. Exemption Report, in which (1) Abraham& Co., Inc. identified the following provisions of 17.F.R. 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. $240.15c3-3: (k)(2)(ii) (the exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, material modifications were made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)/ii) of Rule 15c3-3 under the Securities Exchange Act of 1934. And in accordance with Paragraph (d)(4) of Rule 17a-5, a reconciliation was prepared between the net capital and reserve computations in the audited report and those in the most recent Form X-17A-5 Part II-a. The reconciliation is detailed in Note 3. Our opinion is not modified with respect to this matter.

**/s/ Victor Mokuolu, CPA PLLC**

**Houston, Texas**

**April 22, 2022**